UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number 001-42132

NOVA MINERALS LIMITED

(Translation of registrant’s name into English)

Suite 5, 242 Hawthorn Road,

Caulfield, Victoria 3161

Australia
+61 3 9537 1238

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

NOVA MINERALS LIMITED

EXPLANATORY NOTE

Attached to this report on Form 6-K as Exhibit 99.1 is a copy of the release of Nova Minerals Limited (the “Company”) dated December 17, 2025, titled “Voluntary Suspension Request – ASX Code: NVA,” originally filed with the Australian Securities Exchange as required by the laws of Australia.

The Company’s securities on the Nasdaq Capital Market have been in a trading halt concurrent with the its trading halt on the Australian Stock Exchange. Trading on the Nasdaq Capital Market is expected to resume following the resumption of trading on the Australian Stock Exchange.

This report on Form 6-K (including the exhibits attached hereto) shall not be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended, and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
99.1	Release dated December 17, 2025 – Voluntary Suspension Request – ASX Code: NVA

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVA MINERALS LIMITED

Date: December 17, 2025	By:	/s/ Craig Bentley
	Name:	Craig Bentley
	Title:	Director of Finance and Compliance and Director

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